9-11, avenue Arago
F 78191 Trappes

Téléphone : +33 (0) 134 82 79 01
Télécopie : +33 (0) 134 82 79 10

PROVIMI

RECEIVED

2004 NOV 15 P 4:03

OFFICE O...
CORPO...

Secrétariat général

United States Securities and Exchange Commission
Washington D.C. 20549
USA

Trappes, November 10, 2004

Your ref.: File No. 82-5212

04046270

SUPPL

Re: **Disclosure Materials provided by Provimi pursuant to Application for exemption under Rule 12g3-2(b)**

Ladies and Gentlemen,

Please find attached disclosure materials for Provimi. Provimi is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours,

p.o. C. Quelin

Cécile GUL

dlo 11/30

PROCESSED
NOV 30 2004
THOMSON FINANCIAL

PROVIMI

ON TOP OF THE FEED CHAIN

Provimi: 6.6% growth in revenues over the first nine months of 2004 on a like for like basis

Paris/Rotterdam, 9 November 2004

The Provimi Group (listed on the Euronext *Premier marché* in Paris), one of the world leaders in the animal nutrition business, today announces its turnover for the first nine months of 2004. Sales were EUR 1,193.8 million compared to EUR 1,148.8 for the same period last year, an increase of 3.9%.

Revenues (in million €)	**30/09/2004**	30/09/2003	Change
France	**99.3**	101.8	-2.5%
Poland	**351.1**	324.4	+8.3%
Rest of Europe	**465.6**	458.7	+1.5%
United States	**123.8**	122.1	+1.4%
Rest of the World	**154.0**	141.8	+8.6%
Total	**1,193.8**	1,148.8	**+3.9%**

Acquisitions contributed by EUR 8.0 million to sales. Exchange rates, mainly the US Dollar and Polish Zloty, had a negative effect reducing sales by EUR 35.9 million. Organically, sales grew EUR 72.9 million, or 6.6%, for the first nine months.

In France, while 2003 benefited from a severe drought, 2004 had a very good forage season reducing the demand for nutritional supplements and consequently lowering the overall sales volume. Furthermore, exports continued to be hampered by a weak American dollar.

The sales growth in Poland was mainly due to the passing on of high raw material costs to sales prices.

In the Rest of Europe, despite unfavourable exchange rates, sales increased with generally higher volumes.

In the United States, sales increased due to strong volumes partially offset by the negative effect of the weak American dollar.

In the Rest of the world, sales continued to develop strongly, particularly in Brazil, Jordan, South Africa and Asia.

The Provimi Group is active worldwide in all types of animal nutrition and is a leader in all markets where it is present. It employs over 8,000 people and had sales in 2003 of over € 1.5 billion. Provimi has 100 production centres in some 30 countries and exports to over 100. Provimi manufactures products and supplies technical support for all species, including ruminants, poultry, swine, fish and pets.

For further information, please contact:

Investor relations:
Olivier Leduc: + (33) 1 34 82 79 04 or + (31) 10 423 95 85

Press relations:
Miriam ter Braak: + (31) 10 4 23 96 33, or mobile + (31) 6 511 23 766

This press release can be downloaded from the Group's website: **http://www.provimi.com**